March 21, 2025

Bruce Lucas
Chief Executive Officer
Slide Insurance Holdings, Inc.
4221 W. Boy Scout Blvd.
Tampa, FL 33607

        Re: Slide Insurance Holdings, Inc.
            Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted March 10, 2025
            CIK No. 0001886428
Dear Bruce Lucas:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2025 letter.

Amendment No. 4 to Draft Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 78

1.     We note your disclosure on page 78 that states    The increase in net
premiums written
       was primarily a result of   new policies written resulting from acquired
renewal rights
       of Florida homeowners    policies with effective dates of February 2024
and later      .
       Please tell us and revise your filing to more clearly explain why new Farmers policies
       were only written for homeowners    policies with effective dates of
February 2024 and
       later to provide more clarity around the significance of this date.
2. We note your response to prior comment 4. We are continuing to evaluate this item and may have further comment.
 March 21, 2025
Page 2

Report of Independent Registered Public Accounting Firm, page F-2

3.     Based on Amendment No. 3 to your Draft Registration Statement on Form
S-1
       submitted January 22, 2025, we note your auditor, FORVIS, LLP, audited your financial statements as of and for the year ended December 31, 2023. Given that your consolidated financial statements are now presented as of and for the years ended
       December 31, 2024 and December 31, 2023, please revise your filing to include an updated audit opinion that covers the two years ended December 31, 2024. Refer to
       Item 2-02(a)(4) of Regulation S-X for guidance.
Consolidated Statements of Changes in Shareholders' Equity, page F-6

4.     We note your presentation of an    Other financing activities    line
item. Please tell us,
       and revise your filing to describe, if material, what this amount represents and discuss the related accounting treatment.
Consolidated Statements of Cash Flows, page F-7

5. We note your presentation of $5.6 million in Other financing activities as a component of cash flows from investing activities, as well as your presentation of
       $5.6 million in Other financing costs as a component of cash flows from financing activities. Please explain if and how these amounts are related. Also tell us how you determined that these items were investing and financing activities, respectively, or revise your filing as necessary.
General

6. We note the statement on page 5 that, as of December 31, 2024, Citizens Insurance had 936,182 policies, which appears to be a significant decline from a year prior and the previously-disclosed 1.5 million policies. You continue to state you believe
       Citizens will provide "continuous growth opportunities for years to come." However, we also note the statement on page 16 that "[o]pportunities to acquire large numbers of policies from Citizens meeting our strict underwriting criteria have diminished in recent months." To the extent this is a material trend or uncertainty, please revise
       MD&A as appropriate. Additionally, please revise where appropriate to further clarify the process and trends related to "Citizens takeouts."
       Please contact Shannon Davis at 202-551-6687 or Lory Empie at 202-551-3714 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Richard D. Truesdell, Jr., Esq.